Exhibit 99.1

U.S. Investor Contacts	Media Inquiries	Israel Investor Contact:
LifeSci Advisors, LLC	Sam Brown, Inc.	Alcobra Investor Relations
Michael Rice	Mike Beyer	Debbie Kaye
646-597-6979	773-463-4211	+972-72 2204661
mrice@lifesciadvisors.com	mikebeyer@sambrown.com	debbie@alcobra-pharma.com

Update from Alcobra on Recent FDA Communications

Tel Aviv, Israel – October 7, 2016 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, announced today that it has received the written full clinical hold notice from the Division of Psychiatry Products of the U.S. Food and Drug Administration (FDA) in follow up to their verbal communication on the matter. As stated in Alcobra’s public communications last week, the clinical hold affects Alcobra’s Phase III clinical study of Metadoxine Extended Release (MDX) in adult patients with ADHD, known as the “MEASURE” study.

The FDA indicated in the letter that the clinical hold was placed due to electrophysiological neurologic findings in previously submitted long-term animal studies with metadoxine. The FDA letter did not reference any clinical safety data observed in the MEASURE study or in previous human studies with MDX. The Division recommended that Alcobra schedule a meeting to discuss a plan to collect additional human safety data in its development program. Alcobra will continue to work rapidly and diligently with the FDA to seek the removal of the clinical hold and will provide an update following its meeting with the Agency.

About Alcobra Ltd.

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of MDX, a proprietary drug candidate, to treat cognitive disorders including ADHD and Fragile X Syndrome. For more information, please visit the company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the effect of the clinical hold on the Company’s Phase III MEASURE study and other clinical trials, the anticipated work of the company with the FDA, its pace and whether it will be successful in removing the clinical hold and under what conditions, and timing of future communications to investors. In addition, historic results of scientific research do not guarantee that the conclusions of future research would not suggest different conclusions or that historic results referred to in this press release would not be interpreted differently in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Alcobra Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.